UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                February 14, 2007

                                  ------------

                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

CRUCELL ANNOUNCES FOURTH QUARTER AND ANNUAL RESULTS 2006

DUTCH BIOTECHNOLOGY COMPANY CRUCELL N.V. (EURONEXT, NASDAQ: CRXL; SWISS
EXCHANGE: CRX) TODAY ANNOUNCED ITS FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2006 IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS. THESE FINANCIAL RESULTS ARE UNAUDITED.


            CRUCELL ANNOUNCES FOURTH QUARTER AND ANNUAL RESULTS 2006

- TOTAL REVENUES AND OTHER OPERATING INCOME INCREASED TO (EURO)76.0 MILLION IN Q4 AND TO (EURO)140.9 MILLION FOR FULL YEAR 2006

- ACQUISITIONS OF BERNA BIOTECH, BPC AND SBL CONCLUDED AND ACQUIRED COMPANIES SUCCESSFULLY INTEGRATED INCRUCELL GROUP

- QUINVAXEM(TM) PEDIATRIC VACCINE SUCCESSFULLY LAUNCHED

- ALL DEVELOPMENT PROGRAMS IN CLINICAL TRIALS BY YEAR-END

- CRUCELL AND DSM OPENED US DEVELOPMENT CENTER FOR PER.C6(R)

- (EURO)33.5 MILLION CHARGE FOR ASSET IMPAIRMENT AND RESTRUCTURING IN Q4

- YEAR-END CASH POSITION (EURO)157.8 MILLION

LEIDEN, THE NETHERLANDS, FEBRUARY 13, 2007 - Dutch biotechnology company Crucell N.V. (Euronext, Nasdaq: CRXL; Swiss Exchange: CRX) today announced its financial results for the fourth quarter and full year 2006 in accordance with International Financial Reporting Standards. These financial results are unaudited.

KEY FIGURES FOURTH QUARTER AND FULL YEAR 2006
((EURO) MILLION, EXCEPT
NET LOSS PER SHARE)


                                                          Q4 2006      Q4 2005    Year 2006     Year 2005
                                                        Unaudited                 unaudited
REVENUE AND OTHER OPERATING INCOME
                                                             76.0         12.1        140.9          37.6

LOSS FOR THE PERIOD                                         (24.9)        (2.9)       (87.6)        (15.6)
LOSS PER SHARE
(BASIC AND DILUTED)                                         (0.41)       (0.08)       (1.53)        (0.39)

CASH AND CASH EQUIVALENTS
AT DECEMBER 31, 2006 (UNAUDITED):                                        157.8
                                                                         111.7
AT DECEMBER 31, 2005:


FOURTH QUARTER
Total revenue and other operating income for the fourth quarter ended December 31, 2006 were (euro)76.0 million, up 528% versus the (eURO)12.1 million reported over Q4, 2005. The strong fourth quarter revenues were primarily driven by the October launch of Quinvaxem(TM), Crucell's new pediatric vaccine and by strong seasonal influenza vaccine sales. Total other operating expenses amounted to
(euro)69.7 million and included an asset impairment charge of (euro)30.4 million and a restructuring provision of (euro)3.1 million. The increase IN R&D and SG&A expenses reflects a significantly larger, global organization after Crucell's acquisition of three companies during 2006. The company reported a (euro)11.3 million tax gain mainly as a consequence of the impairment charges. The reported loss for the fourth quarter 2006 was (euro)24.9 million. Excluding the
(euro)33.5 million impairment and restructuring charges and also excluding the impaCT OF THE purchase price allocation from acquisitions, the operating result for the fourth quarter would have been a profit of (euro)1.9 million.

FULL YEAR
Total revenue and other operating income for the year ended December 31, 2006 were (euro)140.9 million, which represents a more than 275% increase over the
(euro)37.6 million in revenues and other operating income reported in 2005. The increase in total revenues is attributable to sales of respiratory, travel and pediatric vaccines acquired by the company during 2006. Total other operating expenses amounted to (euro)148.3 million and included restructuring and impairment charges of (euro)33.5 million. Research and develoPMENT expenses of
(euro)67.6 million reflect increasing emphasis on clinical development, since Crucell successfully initiated clinical triaLS for nine programs during the year, and reflect research spending in Berna and SBL. Reported loss over 2006 amounted to (euro)87.6 millION. Reported loss includes amortization charges of
(euro)19.7 million related to purchase price accounting, in addition to the impairment AND restructuring charges of (euro)33.5 million. For income taxes the company reported a (euro) 10.6 million gain mainly related to the impairment charge.

Cash and cash equivalents at December 31, 2006 amounted (euro)157.8 million, which also reflects the proceeds of the (euro)80.0 million equity offering the company executed in November 2006.

Crucell's CEO Ronald H.P. Brus commented:"We have successfully transformed Crucell from a strong research-focused organization into a strong independent vaccines company. The acquisitions of Berna in Switzerland, a sales and marketing organization in the US and SBL in Sweden have all been completed and their integration in the Crucell group has been successfully finalized. Our existing products are well positioned to benefit from the increasingly strong global demand for vaccines. We are forecasting total revenues for 2007 in excess of (euro)200 million." He continued:"Despite a planned increased investment in R&D and sales and marketing, we are expecting to reach operational cash break-even in 2007."

OPERATIONAL REVIEW FULL YEAR 2006

o       ACQUISITION OF BERNA BIOTECH: In February Crucell acquired
        Berna Biotech based in Switzerland. Non-core activities in research and veterinary vaccines were divested in the 2nd quarter. In December, Rhein Biotech N.V., one of the operating companies in the Crucell group, de-listed from the Frankfurt Stock Exchange. As a result Crucell held no minority interests for consolidated companies on December 31, 2006.

o ACQUISITION OF BPC INC.: During the year Crucell also acquired BPC Inc. (Berna Products Corporation) in the US from Acambis. This sales and marketing organisation markets the Crucell's Vivotif oral vaccine in North America.

o ACQUISITION OF SBL VACCIN: In November 2006 Crucell acquired Stockholm based SBL Vaccin AB (SBL) from 3i and SEB for cash. The acquisition further strengthened Crucell's travel vaccines franchise. The addition of Dukoral(R), a market leading oral vaccine against cholera, extended Crucell's core product portfolio to six vaccines.

o LAUNCH OF QUINVAXEM(TM): In October Crucell launched its new Quinvaxem(TM) vaccine, a paediatric vaccine to prevent five important childhood diseases. In December Crucell announced that it had been granted multi-year contracts for over US $230 million by supranational organizations. Crucell was also awarded a US$20 million contract for 2007 for Quinvaxem(TM) by a supranational organization for Latin America.

o PERCIVIA: In November Crucell and DSM Biologics opened PERCIVIA, a PER.C6(R) development center in Cambridge, Massachusetts. PERCIVIA was set up to further develop the PER.C6(R) technology for the production of proteins and provide turnkey solutions to licensees.

o MERCK TECHNOLOGY TRADE: In December Crucell signed a cross-licensing agreement with Merck & Co. Inc, whereby Merck got the rights to use Crucell technology on an exclusive basis in additional vaccine fields and in turn, Crucell received large scale manufacturing technology for AdVac(R)-based vaccines developed by Merck.

o TECHNOLOGY LICENSING: New PER.C6(R) licenses were signed with ADImmune Corporation, MorphoSys AG, Immuno-Biological Laboratories Co., Ltd
        (IBL), UCB S.A, UMN Pharma, Bio A&D, Ark Therapeutics and Upstate USA. Licenses with Edwards, Innogenetics, SRC, VPM, Centocor, Wyeth, Pangenetics and JCR were terminated.

o STAR(TM) TECHNOLOGY: In 2006 new STAR(TM) licensing agreements were signed with Xoma, UCB Celltech and Novartis. An agreement with Millennium was terminated due to strategy change.

o       PROGRESS IN CLINICAL DEVELOPMENT:

        o RABIES: Crucell's rabies monoclonal antibody program entered a Phase I clinical study in the US in December.

        o MALARIA: Crucell obtained regulatory approval to start Phase I clinical trials to test safety, tolerability and immunogenicity of its malaria vaccine, developed in collaboration with the National Institute of Allergy and Infectious Diseases (NIAID), part of the US National Institutes of Health (NIH).

        o TUBERCULOSIS: In October Crucell initiated a Phase I clinical trial of a recombinant tuberculosis vaccine in partnership with AERAS Global TB Vaccine Foundation. In November the Dutch Government made an (euro)18.4 million four-year investMENT in Aeras Global TB Vaccine Foundation, a product development partnership involving Crucell and other Dutch organizations.

        o EBOLA: Crucell initiated a Phase I trial for its Ebola vaccine, developed in partnership with the Vaccine Research Center (VRC) of the National Institute of Allergy and Infectious Diseases (NIAID).

        o HIV: In October Crucell received a US$16.2 million contract from the NIAID for design and development of a novel HIV vaccine. The contract supports a collaborative program with the Beth Israel Deaconess Medical Center at Harvard Medical School and Charles River Laboratories Inc.

        o INFLUENZA: Four pandemic and seasonal influenza programs were in the clinic by year-end. Sanofi is conducting Phase I seasonal flu trials in adults and the elderly. Separately, Crucell is conducting a H9N2 pandemic flu trail with the University of Leicester in the UK. This dose-ranging study is the largest pandemic trial ongoing and involves 560 healthy individuals.

        o FLAVIMUN(R): Crucell's live attenuated yellow fever vaccine is in filing and is expected to receive regulatory approval in 2007.

o PROTEIN PRODUCTS: BLOOD-CLOTTING FACTOR V AND BIOSIMILARS: At the company's analyst day in November Crucell announced the development of blood-clotting Factor V. With an estimated market potential of over US$3 billion, Factor V is designed to treat bleeding in haemophiliacs and to treat other bleeding conditions. The company is also working on the production of improved versions of currently marketed protein products on its PER.C6(R) production technology.

DETAILS OF THE FINANCIAL RESULTS

FOURTH QUARTER
--------------

REVENUE AND OTHER OPERATING INCOME
Crucell's revenue and other operating income in the fourth quarter of 2006 were
(euro)76.0 million, compared to (euro)12.1 million in the same quarter in 2005. Revenue historically tends to be concentrated in the foURTH quarter due to the seasonal nature of the business. Revenue in the fourth quarter of 2006 was very strong and Crucell realized 54% of its annual revenue in this period driven by shipments of influenza vaccine late in the season. This industry-wide delay was the result of issues in influenza antigen production. In addition, Crucell launched its Quinvaxem(TM) pediatric vaccine in the fourth quarter and the acquisition of SBL vaccines contributed revenue starting in December.

Licensing revenue amounted to (euro)10.3 million in the fourth quarter of 2006, compared to (euro)8.3 million in the fourth quarter of 2005. Licensing revenue consisted of initial payments from new contracts as well as annual and other payments on existing contracts. Service fees amounted to (euro)4.3 million in the fourth quarter and represent revenues for product development activities performed unDER contracts with partners and licensees.

Total other operating income amounted to (euro)2.7 million and consisted of government grants and other miscellaneous income.

COST OF GOODS SOLD
Cost of goods sold for the fourth quarter of 2006 amounted to (euro)42.3 million, (euro)40.3 million of which represents product costs AND (EURo)2.0 million represents costs of service activities. Cost of goods sold for the quarter includes an accounting amortization charge of (euro)1.3 million resulting from the purchase price allocation related to acquisitions. The newly launched Quinvaxem(TM) vaccine has been developed in partnership with Novartis. Profits on sales of the product are shared between the partners. The profit sharing is reflected in Crucell's cost of goods sold.

EXPENSES
Research and development expenses increased in the fourth quarter of 2006 to
(euro)20.2 million, compared to (euro)12.1 million in the SAME quarter last year. The increase was driven by the addition of the Berna Biotech and SBL product life cycle development costs. In addition, Crucell R&D costs increased as programs have now progressed into clinical trials. Selling, general and administrative expenses, increased to (euro)16.0 million, up from (euro)1.9 million in the same period for 2005. The increase was driven by the acquisITION OF a global sales and marketing force, one-time integration costs and additional amortization charges as a result of purchase price accounting.

RESULTS
The net loss for the fourth quarter of 2006 was (euro)24.9 million, compared to
(euro)2.9 million in the fourth quarter of 2005. This iNCLUDES a restructuring charge of (euro)3.1 million and a (euro)30.4 million asset impairment charge. A tax benefit of (euro)11.3 million was rECORDED, primarily related to these impairment charges. Excluding the (euro)33.5 million impairment and restructuring charges and also excluding the impact of the purchase price allocation from acquisitions, the operating result for the fourth quarter would have been a profit of (euro)1.9 million.

BALANCE SHEET
Trade accounts receivable amounted to (euro)58.6 million at December 31, 2006, an increase of (euro)29.0 million over the balance at SePTEMBER 30, 2006. The company sold most of its Inflexal(R) V flu vaccin in the latter half of the fourth quarter, resulting in significant outstanding accounts receivable at year-end. In addition, the December shipments of Quinvaxem(TM) and the two acquisitions in the fourth quarter, also contributed to the increase in accounts receivable.

Financial assets short-term contained the bank deposits with maturities between 90 and 360 days. Compared to the previous quarter-end the balance decreased
(euro)10.7 million, as some deposits with maturity over 90 days were reclassed to cash and cash equivalents after reaching their maturity date.

Inventories amounted to (euro)75.5 million at year-end and increased by
(euro)10.1 million over the previous quarter-end as the productION FOR Quinvaxem(TM) has been accelerating. Accounts payable amounted (euro)38.5 million, an increase of (euro)15.4 million versus September 30TH, 2006. This increase is related to the build-up of inventory and accounts payable balances acquired through acquisitions.

Property, plant and equipment amounted to (euro)138.0 million and decreased by
(euro)9.4 million during the fourth quarter. The decreasE IS primarily caused by the impairment of two production facilities in Switzerland, partly offset by the assets acquired from SBL. Intangible assets amounted to (euro)113.1 million and represent acquired in-process R&D, developed technology, patents and trademarks and value of customer and supplier relationships. The total balance decreased compared to the third quarter by (euro)1.4 million. This represents the impairment charge related to in process R&D on the company's Tetra vaccine program that was stopped, partly offset by the intangible assets acquired through acquisitions in the fourth quarter.

Goodwill amounted to (euro)47.4 million, an increase of (euro)12.0 million during the fourth quarter. The increase mainly reflects the goodwill formed in the acquisitions of SBL vaccines and BPC. The company performed a goodwill impairment analysis, which did not result in a need for any goodwill impairment.

The company repaid (euro)18.8 million of bank loans in Switzerland, reducing its short-term liabilities. At the same time the company aLSO re-classed a
(euro)16.5 million Korean bond from long-term to short-term liabilities. This reclass was necessary, as the Korean Crucell entity did not fully meet the debt convenants. The company expects that it will meet the covenant parameters during 2007.

Deferred tax liabilities were (euro)33.6 million and decreased by (euro)9.0 million versus the previous quarter. This is mainly caused BY THE tax effect of the impairment charge, which has led to a release of deferred tax liabilities.

FULL YEAR
---------

REVENUE AND OTHER OPERATING INCOME
Crucell's total revenue and other operation income for the year 2006 was
(euro)140.9 million, compared to (euro)37.6 million in 2005. This growth reflects the acquisition of Berna Biotech, the North American SALES organization and SBL vaccines. In total the acquired entities added more than (euro)106.0 million of revenue and other operating income TO the Crucell group.

COST OF GOODS SOLD
Cost of goods sold for the year 2006 amounted to (euro)90.5 million, (euro)83.5 million of which represents product costs and the remaiNDER OF (euro)7.0 million represents costs of service activities. Cost of goods sold for the year includes an accounting amortization charge of (euro)13.6 million as a result of the purchase price allocation from acquisitions.

EXPENSES
Total research and development expenses were (euro)67.6 million, compared to
(euro)34.0 million in 2005. (euro)28.2 Million of this inCREASE Can be attributed to the Berna and SBL vaccines acquisitions, while (euro)5.4 million is driven by programs progressing into clinical trials.

Selling, general and administrative (SG&A) expenses in 2006 were (euro)47.2 million, compared to (euro)13.7 million in 2005. Selling coSTS increased primarily as a result of acquisitions. As a result, Crucell had a global sales organization by year-end. General and administrative expenses increased as a result of integration costs and costs of financial compliance.

In October 2006 the company announced a restructuring to centralize the R&D functions, leading to a restructuring charge of (euro)3.1 million.

After the successful launch of Quinvaxem(TM) the company decided to discontinue its Tetra vaccine program. This has lead to an impairment charge of (euro)10.8 million. In addition, analysis on the production facilities in Bern has resulted in an impairment chargE of (euro)19.6 million for two buildings. The related tax benefit of the combined impairments amounts to (euro)7.0 million as the deferrED TAX liability was released to the P&L.

Financial income amounted to (euro)13.5 million and reflects the interest received on deposits. The financial expenses amounted to (eurO)11.7 million, which represents the interest paid on loans and leases. The result from non-consolidated entities of (euro)2.0 million relates TO the results of the company's stake in joint ventures and associated companies.

Loss for the year 2006 amounted to (euro)87.6 million, compared to a net loss of
(euro)15.6 million reported in 2005. Loss per share in 2006 amounted to
(euro)1.53 compared to (euro)0.39 in 2005.

EQUITY
Total equity amounted to (euro)497.3 million and no minority interest existed per 31 December 2006. A total of 64.8 million ordinary shares were issued and outstanding on December 31, 2006. In November Crucell raised (euro)80 million through the issuance of 4.6 milliON ordinary new shares at (euro)17.50 per share. The proceeds were used to fund the acquisitions of SBL and BPC and repay outstanding mortgage loans of Berna.

CASH FLOW AND CASH POSITION
Cash and cash equivalents increased (euro)46.1 million during 2006. The net loss including the reversal of non-cash items amounteds to (euro)28.7 million. In addition, the net working capital used another (euro)25.2 million. This was primarily driven by increases of yeaR-END accounts receivable and inventories, partly offset by increases in accounts payable. Overall cash used in operations amounted to (euro)53.9 million.

Net cash from investing activities was (euro)22.1 million. This included net cash acquired in the Berna acquisition of (euro)68.0 milliON, THE proceeds of divestiture of non-core activities, as well as the proceeds of the equity offering in November. This cash was used to finance the acquisitions of SBL Vaccin AB and BPC. In the fourth quarter the company also repaid (euro)18.8 million in bank loans. Proceeds from financial assets amounted to (euro)7.6 million, which is the net effect of deposits reclassified to cash and cash equivalents, partly offset by an increase in restricted cash. Proceeds from financial liabilities reflect the company's activities with respect to mortgage financing and leasing.

Crucell's cash and cash equivalents amount to (euro)157.8 million on December 31, 2006.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under International Financial Reporting Standards (IFRS) with a reconciliation to the generally accepted accounting principles in the United States (US GAAP).

CONFERENCE CALL AND WEBCAST
Crucell will conduct a conference call today, February 13 2007, starting at 14:00 CET Central European Time (8:00am US Eastern time). A presentation will be followed by a question and answer session. To participate in the conference call, please call one of the following toll-free numbers within 10 minutes prior to commencement:


                         888 495 6452 FOR THE US
                         0800 358 5261- FOR THE UK; AND
                         0800 265 85 31 FOR THE NETHERLANDS.

The event will be relayed by live audio webcast which can be accessed via the home page of Crucell's corporate website, www.crucell.com. The webcast will be available for replay immediately afterwards and will be archived for one year.

                                   CRUCELL NV
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                          (amounts in thousands Euro)



                                                            -------------------   ------------------
                                                              12 MONTHS ENDED       FOURTH QUARTER
                                                                DECEMBER 31,
                                                            -------------------   ------------------
                                                               2006      2005       2006      2005
                                                             UNAUDITED  AUDITED   UNAUDITED  AUDITED
REVENUES
   Product sales                                               103,918        -      58,675        -
   Licence revenues                                             16,955   20,848      10,325    8,256
   Service fees                                                 10,694   11,881       4,337    2,893
                                                               -------  -------     -------   ------
   Total revenues                                              131,567   32,729      73,337   11,149
COST OF GOODS SOLD                                                                        -        -
   Products sales                                               83,518        -      40,310        -
   Other                                                         6,971    7,156       1,980    1,570
                                                               -------  -------     -------   ------
   Total cost of goods sold                                     90,489    7,156      42,290    1,570

GROSS MARGIN                                                    41,078   25,573      31,047    9,579
                                                               -------  -------     -------   ------
OTHER OPERATING INCOME
   Government grants                                             6,901    4,137       1,313      209
   Other income                                                  2,455      703       1,385      703
                                                               -------  -------     -------   ------
   Total other operating income                                  9,356    4,840       2,698      912

OTHER OPERATING EXPENSES
   Research and development                                     67,606   34,048      20,220   12,086
   Selling, general and administrative                          47,199   13,689      15,963    1,858
   Restructuring                                                 3,120                3,120        -
   Impairment                                                   30,416               30,416        -
                                                               -------  -------     -------   ------
   Total other operating expenses                              148,341   47,737      69,719   13,944

OPERATING LOSS                                                 (97,907) (17,324)    (35,974)  (3,453)
                                                               -------  -------     -------   ------
   Financial income                                             13,453    2,332       4,218      633
   Financial expenses                                          (11,706)    (131)     (3,753)     (36)
   Results investments non-consolidated companies               (1,956)    (455)       (698)       -

LOSS BEFORE TAX                                                (98,116) (15,578)    (36,207)  (2,856)
                                                               -------  -------     -------   ------
   Income tax                                                   10,551        -      11,335        -

LOSS FOR THE PERIOD                                            (87,565) (15,578)    (24,872)  (2,856)
                                                               =======  =======     =======   ======
ATTRIBUTABLE TO:
   Equity holders of the parent                                (87,313) (15,578)    (25,328)  (2,856)
   Minority interest                                              (252)       -         456        -
                                                               -------  -------     -------   ------
                                                               (87,565) (15,578)    (24,872)  (2,856)
                                                               =======  =======     =======   ======


LOSS PER SHARE
Loss per share - basic and diluted                               (1.53)   (0.39)      (0.41)   (0.08)
Weighted average shares outstanding - basic and diluted         57,064   39,852      61,441   41,438
(Thousands)


                                   CRUCELL NV
                      CONSOLIDATED STATEMENTS OF CASHFLOW
                          (amounts in thousands Euro)

                                                            -------------------   ------------------
                                                              12 MONTHS ENDED       FOURTH QUARTER
                                                                DECEMBER 31,
                                                            -------------------   ------------------
                                                               2006      2005       2006      2005
                                                             UNAUDITED  AUDITED   UNAUDITED  AUDITED
CASH FLOWS FROM OPERATING ACTIVITIES

Loss for the period                                            (87,565) (15,578)    (24,872)  (2,856)
Adjustments for:
   Taxes                                                       (10,551)             (11,334)       -
   Results investments non-consolidated companies                1,956      455         698        -
   Financial income                                            (13,453)  (2,332)     (4,218)    (633)
   Financial expenses                                           11,706      131       3,753       36
   Depreciation                                                 14,276    2,973       4,276      755
   Amortization                                                  7,560    1,470       3,060      202
   Impairment                                                   30,416               30,416
   Fair value write-down on Inventory                           11,272                1,134        -
   Change in long-term provisions                                  180        -         (92)       -
   Gain on disposal of assets                                     (176)       -          (4)       -
   Stock based compensation                                      5,687    6,919       1,819    2,300
                                                               (28,692)  (5,962)      4,636     (196)
                                                               -------  -------     -------  -------
Change in net working capital                                                             -        -
   Trade accounts receivable                                   (25,755)     196     (19,972)   1,343
   Inventories                                                 (15,674)       -       4,148        -
   Other current assets                                          1,136  (11,557)      1,102   (7,401)
   Trade accounts payable                                       18,509    6,662      11,775    5,816
   Other current liabilities                                    (3,211)  (4,216)     (4,784)  (3,470)
   Short-term provisions                                         2,496        -       2,709    4,503
                                                               -------  -------     -------  -------
CASH GENERATED FROM/(USED IN) OPERATIONS                       (51,191) (14,877)       (386)     595
   Interest paid                                                (2,211)    (132)     (1,940)     (37)
   Income taxes paid                                               123        -         437        -
   Payments out of provisions                                     (675)       -        (570)       -
                                                               -------  -------     -------  -------
NET CASH FROM/(USED IN) OPERATING ACTIVITIES                   (53,954) (15,009)     (2,459)     558


CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of property, plant and equipment                   (20,337) (17,137)     (4,292)  (9,329)
   Proceeds form sale of equipment                                 197        -        (215)       -
   Acquisition of intangible assets                            (12,371)                (268)       -
   Proceeds form sale of intangible assets                         225        -           -        -
   Acquisition of Berna Biotech Group, Switzerland net of       68,348                  278        -
   cash acquired
   Acquisition of SBL, Sweden net of cash acquired             (34,981)       -     (34,981)       -
   Investments / Capital increase in Joint ventures             (1,427)              (1,172)       -
   Assets classified as held for sale                           11,772        -         (21)       -
   Proceeds from financial assets                                7,627        -      11,134        -
   Investment in financial assets                                    -                    -
   Interest received                                             3,075    1,864       1,783      165
                                                               -------  -------     -------  -------
NET CASH FROM/(USED) INVESTING ACTIVITIES                       22,128  (15,273)    (27,754)  (9,164)

CASH FLOW FROM FINANCING ACTIVITIES

   Proceeds from issue of share capital                         82,797   57,535      79,391      125
   Proceeds from financial liabilities                          14,703    8,982       4,707    8,982
   Repayment of financial liabilities                          (18,769)  (1,212)    (17,833)    (311)
                                                               -------  -------     -------  -------
NET CASH FROM/(USED) FINANCING ACTIVITIES                       78,731   65,305      66,265    8,796

   Effects of exchange rate on cash and cash equivalents          (802)       -        (490)       -
                                                               -------  -------     -------  -------
NET INCREASE IN CASH AND CASH EQUIVALENTS                       46,103   35,023      47,355      190

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD               111,734   76,711     110,482  111,544
                                                               -------  -------     -------  -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                     157,837  111,734     157,837  111,734
                                                               =======  =======     =======  =======

                                   CRUCELL NV
                           CONSOLIDATED BALANCE SHEET
                          (amounts in thousands Euro)

                                                        -----------    ------------     -----------
                                                        DECEMBER 31    SEPTEMBER 30     DECEMBER 31
                                                           2006            2006            2005
                                                        -----------    ------------     -----------
                                                         UNAUDITED       UNAUDITED        AUDITED
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                 157,837          122,275        111,734
   Trade accounts receivable                                  58,563           29,568          1,824
   Financial assets short-term                                     -           10,723              -
   Inventories                                                75,519           65,422              -
   Other current assets                                       25,152           24,440         13,906
                                                             -------          -------        -------
   Total current assets                                      317,071          252,428        131,038

NON-CURRENT ASSETS
   Property, plant and equipment                             138,018          147,472         24,629
   Intangible assets                                         113,077          114,522          2,577
   Goodwill                                                   47,419           35,433              -
   Investments in associates and joint ventures                5,998            5,623              -
   Pension asset                                               2,555            2,554              -
   Available-for-sale investments                             12,339           10,490         11,299
   Other financial assets                                     16,430           29,031            194
   Deferred tax assets                                           308              395              -
                                                             -------          -------        -------
   Total non-current assets                                  336,144          345,520         38,699

TOTAL ASSETS                                                 653,215          597,948        169,737
                                                             =======          =======        =======


LIABILITIES AND EQUITY

CURRENT LIABILITIES
   Trade accounts payable                                     38,512           23,091          8,770
   Short-term financial liabilities                           20,001           19,653          2,949
   Other current liabilities                                  27,975           26,394         11,029
   Income tax payable                                            266                -              -
   Short-term provisions                                       2,874              584              -
                                                             -------          -------        -------
   Total current liabilities                                  89,628           69,722         22,748

NON-CURRENT LIABILITIES
   Long-term financial liabilities                            26,945           40,589          8,982
   Long-term provisions                                        5,756            2,319            398
   Deferred tax liabilities                                   33,586           42,620              -
                                                             -------          -------        -------
   Total non-current liabilities                              66,287           85,528          9,380

EQUITY
   Share capital                                              15,553           14,267          9,946
   Other reserves                                            737,539          649,372        288,222
   Translation reserve                                        (8,301)          (4,765)             -
   Retained earnings                                        (247,491)        (222,498)      (160,559)
                                                             -------          -------        -------
   Equity attributable to equity holders of the parent       497,300          436,376        137,609
   Minority interest                                               -            6,322              -
                                                             -------          -------        -------
   Total equity                                              497,300          442,698        137,609

TOTAL LIABILITIES AND EQUITY                                 653,215          597,948        169,737
                                                             =======          =======        =======


ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. For more information, please visit www.crucell.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.                             FOR CRUCELL IN THE US:
Leonard Kruimer                          REDINGTON, INC.
Chief Financial Officer                  Thomas Redington
Tel. +31-(0)71-524 8722                  Tel. +1 212-926-1733
leon.kruimer@crucell.com                 tredington@redingtoninc.com

Barbara Mulder
Corporate Communications
Tel: 31-(0) 71 524 8718
barbara.mulder@crucell.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

    February 14, 2007                             /s/ LEON KRUIMER
------------------------               -----------------------------------------
        (Date)                                      Leon Kruimer
                                              Chief Financial Officer